United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2018

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	5

Press Release

Vale announces payment of shareholder remuneration and share buyback program

Rio de Janeiro, July 25th, 2018 — Vale S.A. (Vale) informs that its Board of Directors approved today the payment of shareholder remuneration based on first half of 2018 results, the first one based on the new Shareholders Remuneration Policy and referring to 30% x (EBITDA - Sustaining Investments), reinforcing the commitment towards transforming Vale into a predictable company.

Additionally, the Board of Directors approved the proposal from the Executive Board to establish a US$ 1.0 billion share buyback program for Vale’s common shares, reflecting the management’s belief that repurchasing Vale’s own shares is one of the best investments for the excess cash following the strong cash performance in the first half of 2018, the accelerated deleveraging profile and the positive outlook for Vale’s operational and financial performance.

Dividends and Interest on Capital

The shareholder remuneration(1) will amount to R$ 7,694,078,600.00 equivalent to R$ 1.480361544 per share, being R$ 6,801,433,061.10 in the form of interest on capital and R$ 892,645,538.90 in the form of dividends.

The payment of the remuneration will occur on September 20th, 2018 and shareholders will be entitled to remuneration, as follows:

i.                 Record date for the owners of Vale shares traded on the B3 will be on August 2nd, 2018 and for holders of American Depositary Shares (ADSs) traded on the New York Stock Exchange (NYSE) and Euronext Paris will be on August 6th, 2018.

ii.              Vale’s shares will start trading ex-dividends / interest on capital on the B3, NYSE and Euronext Paris as of August 3rd, 2018.

iii.           The holders of ADSs will receive the payment through Citibank N.A., the depositary agent for the ADSs, as of September 27th, 2018.

iv.          According to the Brazilian law, the distribution of interest on capital is subject to the deduction of withholding income tax, except for the exempt beneficiaries that prove compliance with the legal conditions for the exemption. Any change in the shareholder register regarding tax residence and profile shall be completed by August 7nd, 2018, to ensure the accurate withholding tax related to the interest on capital announced today.

Share buyback

The buyback program will be limited to a maximum of 80,000,000 common shares and their respective ADSs, and up to US$ 1.0 billion. The program will be carried out over a period of up to 365 days and the repurchased shares will be cancelled after the expiration of the program and/or alienated through the executive compensation programs.

The buyback program complies with Brazilian capital markets regulation(2) and it will be carried out on stock exchanges at market prices.

(1)  The abovementioned shareholders remuneration will be considered as a component of the minimum remuneration established by Vale’s bylaws related to the period ended on December 31st, 2018.

(2)  Additional information on the buyback program can be found in CVM Instruction no. 480, Annex 30-XXXVI registered at CVM.

For further information, please contact:

+55-21-3485-3900

Andre Figueiredo: andre.figueiredo@vale.com

Andre Werner: andre.werner@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: fernando.mascarenhas@vale.com

Samir Bassil: samir.bassil@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Clarissa Couri: clarissa.couri@vale.com

Renata Capanema: renata.capanema@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), and the French Autorité des Marchés Financiers (AMF), and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: July 25, 2018		Director of Investor Relations